949-476-1180 3001 Daimler Street Santa Ana, California 92705-5812 www.stec-inc.com

September 10, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	STEC, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 12, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 11, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Filed August 3, 2009

File No. 000-31623

Dear Mr. Krikorian:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to STEC, Inc. (“STEC” or the “Company”) dated August 28, 2009. Set forth below in bold and italics are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Consolidated Income Statements, page F-4

1.	We note your discussion on page 33, under your revenue recognition policy, that you entered into an agreement with a customer where your general inventory risk has been eliminated and you recognize revenue for the manufacturing and kitting services provided by you. Tell us how you considered presenting this service revenue and the associated cost of services separately on your income statement. Refer to Rule 5-03(1) and (2) of Regulation S-X.

Company’s Response

With respect to the presentation of service revenues and the associated costs of such services in our Consolidated Statements of Income, STEC followed the guidance in Rule 5-03 of Regulation S-X that allows combining certain classes of revenues that are less than 10% of total Company net revenues. These classes include revenues generated from the performance of services. Further, under Rule 5-03.2, if a revenue class is combined, the related costs and expenses shall be combined in the same manner. For the year ended December 31, 2008, the three months ended March 31, 2009 and for the three months ended June 30, 2009, service revenues amounted to approximately 2.6%, 0.6% and 0.0% of total Company revenues, respectively. In addition, STEC’s classification of service revenues and related cost of such services in its

Consolidated Statements of Income had no impact on total net revenues, cost of revenues and earnings for the periods presented above. Based on these factors, STEC determined that its manufacturing service activities did not represent a material portion of its overall business and elected to combine service revenues with total net revenues and the associated cost of such services with the total cost of revenues as presented in its Consolidated Statements of Income on Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the quarterly period ended March 31, 2009 and Form 10-Q for the quarterly period ended June 30, 2009.

Going forward, the Company will continue to evaluate its level of manufacturing service activity in accordance with Rule 5-03 (1) and (2) of Regulation S-X. If STEC deems these items to be material to its business or in excess of 10% of its total net revenues, the Company will state them separately in its Consolidated Statements of Income.

Consolidated Statements of Cash Flows, page F-6

2.	We note that you have recorded tax benefits from stock-based compensation as a cash inflow from financing activities in each of the three years ended December 31, 2008. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these tax benefits pursuant to paragraphs 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in each of the three years ended December 31, 2008.

Company’s Response

STEC recognizes a deferred tax asset for the deductible portion of stock-based compensation expense that management believes is more likely than not of being realized. When excess tax benefits from stock-based compensation arrangements are realized, the Company reflects the cash receipt as a cash inflow from financing activities and as a corresponding cash outflow from operating activities through the change in “Accrued and other liabilities” on its Consolidated Statements of Cash Flows.

With respect to STEC’s consideration for not separately presenting a cash outflow from operating activities for these excess tax benefits, the Company considered both quantitative and qualitative factors. For the years ended December 31, 2006, 2007 and 2008, realized tax benefits from stock-based compensation amounted to 9.2%, 9.8% and 13.4% of total net cash flows from operating activities, respectively. In looking at the qualitative factors, STEC noted that its presentation of the excess tax benefits from stock-based compensation had no impact on the totals presented for cash flows from operating activities and cash flows from financing activities. Additionally, management noted the classification did not impact STEC’s net earnings or the Company’s analyst consensus expectations of its results for the periods presented. Given STEC’s assessment of the relevant quantitative and qualitative factors and the fact that the corresponding cash inflows from financing activities are separately disclosed, the Company elected to include the total excess tax benefit in the change in “Accrued and other liabilities” within the net cash flows from operating activities with respect to the periods noted above. However, the Company acknowledges the Staff’s comment and in future filings, cash flows from operating activities will reflect a separate line item for any realized excess tax benefits from stock-based compensation and, in addition, the line item reflecting the change in “Accrued and other liabilities” will be reclassified accordingly.

Item 9A. Disclosure Controls and Procedures, page 35

3.	You state that “[a] control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.” You make the same statement in your quarterly reports on Form 10-Q for the periods ended March 31, 2009, and June 30, 2009, respectively. Please tell us, and clarify in future filings, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level as of the end of the applicable period. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Company’s Response

STEC confirms that its principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of the specified periods. The language from the Company’s filings quoted in the Staff’s comment is a cautionary note about the inherent limitations on effectiveness of control systems that applies to any system of controls at every organization and was intended as a general cautionary statement for investors, not as a specific statement on the Company’s controls design. In view of the Staff’s comment, in future filings, the Company will remove the cautionary paragraph under the “Inherent Limitations on Effectiveness of Controls” heading in the Controls and Procedures section.

4.	You state in your Form 10-K and in your Form 10-Q for the period ended March 31, 2009, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were “effective as of the end of the period covered by this report to ensure that [you] record, process, summarize and report information required to be disclosed by [you] in [y]our reports filed under the Exchange Act within the time periods specified by the Securities and Exchange Commission’s (‘SEC’) rules and forms.” These effectiveness conclusions are stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” set forth in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company’s controls and procedures as that term is defined in Rule 13a-15(e). Provide conforming disclosure in future filings. Alternatively, you may simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition, as we note you have done in your Form 10-Q for the period ending June 30, 2009.

Company’s Response

STEC confirms that the effectiveness conclusions of the Company’s principal executive officer and principal financial officer for the specified period were made with respect to disclosure controls and procedures as that term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. In future filings, consistent with the disclosure in the Company’s Form 10-Q for the period ending June 30, 2009, STEC will not cite disclosure controls and procedures in a manner that may be perceived as more limited in scope than the definition in Rule 13a-15(e).

Item 11. Executive Compensation (Incorporated from Definitive Proxy Statement on Schedule 14A filed on April 21, 2009)

Corporate Governance

Compensation Committee Interlocks and Insider Participation, page 13

5.	Item 407(e)(4)(iv) of Regulation S-K requires you to provide under this heading all of the disclosure called for by Item 404 for the most recently completed fiscal year and subsequent period regarding any of your directors who also served as an executive officer of another entity, one of whose executive officers served as a director of the company. A cross-reference to your related persons transaction disclosure is not sufficient in this regard. Accordingly, please expand the compensation committee interlocks disclosure in future filings to include the disclosure called for by Item 404 with respect to the transactions between the company and MDC Land LLC, the investment affiliate of Manouch Moshayedi and Mark Moshayedi, for the most recently completed fiscal year and subsequent period; or advise why you believe such disclosure is not required. You need not repeat the same information under “Related Persons Transactions” and may include an appropriate cross-reference to “Compensation Committee Interlocks and Insider Participation” in that section.

Company’s Response

In future filings, consistent with the Staff’s comment regarding Item 407(e)(4)(iv) of Regulation S-K, STEC will provide under the “Compensation Committee Interlocks and Insider Participation” heading – instead of through a cross-reference to the “Related Persons Transactions” section – any Item 404 disclosure regarding a director to accompany applicable required disclosure under Item 407(e)(4)(iii).

Executive Compensation and Related Information

Compensation Discussion and Analysis

General Philosophy and Objectives, page 14

6.

You disclose that the goal of your executive compensation program is to provide total direct compensation to your executive officers within industry norms, which your compensation committee believes “generally fall between the 50th and the 75 th percentile of the executive officer compensation practices of businesses of similar size and complexity within the technology market.” You indicate that for this purpose you compare your pay practices with those of other technology companies with $200 million to $400 million in revenues. Please explain more clearly why your compensation committee concluded that it is appropriate to target the total direct compensation opportunity of your named executive officers at the 50th to 75th percentile as compared to such companies, given that STEC’s 2008 total revenues of approximately $227.4 million fall at the low end of the revenue range and two of your named executive officers are also significant shareholders of the company, as you acknowledge on page 16.

Company’s Response

As disclosed in STEC’s Compensation Discussion & Analysis (“CD&A”), the Company’s compensation decisions with respect to executive officer total annual compensation is affected by the executive’s (a) individual performance, (b) level of responsibility and functions within the Company, (c) experience in the position, (d) overall performance and profitability of the Company, (e) effective execution of the Company’s strategic initiatives and (f) the Company’s assessment of the competitive marketplace for executive officers in comparable positions, including businesses of similar size and complexity within the technology market.

To assist in understanding market practices, STEC’s Compensation Committee (“Compensation Committee”) assessed “industry norms”, particularly with reference to information provided by Radford Surveys & Consulting (“Radford”), an independent consultant, in their report to STEC’s Compensation Committee on executive compensation. In setting compensation targets, the Compensation Committee’s general philosophy was that in order to attract and retain the best executive talent, STEC’s target range should be at-or-above the midpoint (i.e. generally between the 50th and 75th percentile) for comparable technology companies with $200 million to $400 million in revenues.

While STEC’s revenues for 2008 were at the lower end of the stated $200 million to $400 million range of comparable peer companies, the Compensation Committee believed that a long-term target compensation range in the 50th to 75th percentile for named executive officers was appropriate to incentivize exceptional performance and the completion of key Company strategic initiatives. These strategic initiatives included (1) a move towards a new high-growth market segment involving Solid State technologies in which the primary peer competitors are much larger than STEC with revenues generally ranging from approximately $5 billion to over $100 billion annually, (2) the global expansion of its sales efforts into Asia and Europe and (3) the transition of its entire worldwide manufacturing operations to Malaysia. While the 2008 executive compensation actually fell below the targeted range, the Compensation Committee has taken steps to reach its targeted 50th to 75th percentile over a period of time. Please refer to the Company’s response to comment #7 for a more detailed discussion of 2008 actual executive compensation.

Furthermore, the Compensation Committee considered the fact that two of the Company’s named executive officers were significant shareholders of STEC but concluded that this should not unduly impact these executives’ compensation packages. The Compensation Committee primarily evaluates these executives based upon how they perform, contribute and fulfill their responsibilities to the Company and add value for all of its shareholders.

In future proxy statements, the Company will (A) clarify how the Compensation Committee assessed industry norms relative to STEC, (B) explain that while executive officers have the opportunity to receive a higher amount, executive officers receive as a baseline, a lower-then-industry-norm direct total compensation and (C) provide more historical perspective on how STEC’s executive officers have been compensated along with additional rationale for current and prospective compensation targets for its executive officers.

7.

Disclosure at the top of page 16 suggests that your compensation consultant, Radford, provided an analysis that was customized for the company (as opposed to a broad-based third-party survey) relating to executive compensation practices at other technology companies with $200 million to $400 million in revenues with which the company believes it competes for executive talent. Further, notwithstanding your statements that the compensation committee does not target individual elements of compensation at a particular benchmark or percentile, it appears from the disclosure noted in the preceding comment that you benchmarked total direct compensation payable to your named executive officers at the 50th to 75th percentile as compared to the peer companies included in Radford’s analysis. In light of the foregoing, please state where actual total direct compensation to your executive officers fell within the targeted range, and identify the peer companies; or advise. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations. Provide conforming disclosure as appropriate in future filings.

Company’s Response

The total actual direct compensation for 2008 received by STEC’s executive officers was as follows:

Executive Officer	Base Salary	Cash Bonus	Equity Awards (1)	Aggregate Compensation	Aggregate Percentile Achieved
Manouch Moshayedi, (CEO and COB)	$515,000	$249,947	$584,284	$1,349,231	Below 25th Percentile
Mark Moshayedi, (President, COO, CTO)	$455,000	$110,413	$256,784	$822,197	25th to 50th Percentile
Raymond Cook (2) (CFO)	$33,894	$0	$102,000	$135,894	Below 25th Percentile
Dan Moses (3) (CFO and EVP)	$390,000	$73,484	$327,500	$790,984	25th to 50th Percentile

(1)	Grant of equity awards was based upon the Grant of Plan-Based Awards for fiscal 2008 as shown in the table on page 27 of the proxy statement.

(2)	Raymond Cook was named Chief Financial Officer in November 2008. Mr. Cook’s base salary reflects only the portion of the year that he was employed by STEC in 2008. Mr. Cook was not eligible for a 2008 cash bonus based on the timing of his hiring in November 2008.

(3)	Dan Moses served as Executive Vice President and Chief Financial Officer until his retirement in November 2008. Mr. Moses continued employment with STEC in a tranitionary role from November 2008 to January 2009. The figures above only include compensation earned in 2008.

As noted in the Company’s response to comment #6, the Compensation Committee’s general target for executive compensation is to pay at or above the Company’s peer group in order to incentivize and set the expectation for above average performance. It should be noted that prior to 2008, STEC executive officers were not provided with cash bonus programs. In addition, STEC did not grant equity awards to its executive officers in 2006 and 2007. As part of the executive compensation review process for 2008, the Compensation Committee acknowledged that the executives’ pay packages were historically below the targeted 50th to 75th percentile. With this understanding, the Compensation Committee decided to reach its targeted executive compensation range gradually, over a period of time in order to avoid significant and sudden year-over-year increases in the Company’s executive compensation expense. In order to work towards this goal, the Compensation Committee designed the 2008 executive officer compensation packages (which included new cash bonus programs and equity awards) at above the 2007 levels but still below the targeted range of the 50th to 75th percentile as illustrated in the 2008 executive compensation table above.

Additionally, the report provided by Radford did not separately list out the peer companies. However, it did specify that the peer companies consisted of 72 high technology companies and 14 semiconductor companies. Furthermore, as conveyed on page 16 of the proxy statement, the comparables were for purposes of evaluating competitive market practices and as a point of reference. As noted above, these comparables included a total of 86 peer companies. While that number of companies is relatively broad-based, STEC nonetheless acknowledges the CD&A cited in the Staff’s comment suggests more disclosure may be appropriate under Item 402(b)(2)(xiv).

In future proxy statement filings, STEC will state (A) the percentage range of total direct compensation that each executive officer received for the preceding year relative to peer companies and (B) disclose the number of companies within reports provided to STEC by outside consultants for purposes of reviewing executive compensation.

Item 15. Exhibits and Financial Statement Schedules

8.	You disclose in risk factors that you depend on a limited number of customers for a significant portion of your revenues and that the loss of any key customer would materially reduce your revenues. We note in this regard that SMART Modular accounted for 34.4%, 50.1% and 37.3% of your total revenues in 2008, 2007 and 2006, respectively, and that EMC Corporation accounted for 15.2% of your total revenues in 2008. We note further the disclosure on page 4 of your Form 10-K that sales of your products in certain cases are made pursuant to master agreements governing the terms and conditions of your relationships with your customers. Please advise why you have not provided any agreements with SMART Modular or EMC Corporation as exhibits to your Form 10-K. If it is your belief that you are not substantially dependent on any such agreement such that is not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, please provide analysis in support of this belief in your response letter.

Company’s Response

STEC does not believe it is substantially dependent on the agreements cited in the Staff’s comment such that a material contract is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K. STEC’s ordinary course of business involves designing, manufacturing, and selling Flash and DRAM products. The business relationships with Smart Modular and EMC Corporation involve sales of these products. STEC believes the agreements with these customers relate to contracts within the ordinary course of business of the Company and are not ones upon which the Company is substantially dependent.

STEC acknowledges that the revenue percentages cited in the Staff’s comment are not immaterial. STEC’s periodic reports therefore provide appropriate disclosure as to 10%-or-greater customer identities and attributable revenue percentages as required by Item 101(c)(vii). Notwithstanding the amount of revenue attributable to a customer, there is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a Company is substantially dependent on a particular contract or agreement.

The Staff’s comment refers to disclosure on page 4 of STEC’s Form 10-K regarding master agreements. While a master agreement may define the relationship between STEC and a potential customer, STEC’s master agreements typically are non-exclusive and do not contain any binding long-term volume commitments; as reflected on page 4 of the Company’s 10-K and elsewhere in its periodic reports, actual sales of STEC products are made through more specific sales agreements such as individual purchase orders. Further, consistent with the changing revenue percentages from customers over time cited in the Staff’s comment, page 5 of the Company’s 10-K discloses that the Company has “experienced changes in the composition of our major customer base from quarter to quarter as the market demand for our customers’ products have changed and we expect this variability to continue in the future.” Moreover, in the unlikely event a customer should default under a purchase order or other sales agreement, STEC generally believes it could find a replacement customer for the relevant product. STEC additionally could enter into a sales agreement with a new customer which would, in turn, reduce the corresponding percentage of revenues attributable to ongoing customers during a specific period.

STEC recognizes the loss of a customer or a significant reduction in purchases by a customer could impact revenues. STEC does not believe, however, that its business would be fundamentally altered without a specific customer sales agreement to suggest the Company’s business is substantially dependent upon that agreement. Accordingly, STEC does not believe the ordinary course of business agreements cited in the Staff’s comment were required to be filed as material contracts. Going forward, the Company will continue to assess each quarter whether it is dependent upon any one agreement such that an exhibit filing is required under Item 601(b)(10)(ii)(B).

******

In connection with responding to the Staff’s comments, STEC hereby acknowledges:

¿	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
¿	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;
¿	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s feedback on our filings. If you have any further questions or comments, please do not hesitate to contact me at (949) 260-8202.

Sincerely,

/s/ Raymond Cook

Raymond Cook

Chief Financial Officer

cc:	Manouch Moshayedi, Chief Executive Officer and Chairman of the Board of Directors,

STEC, Inc.

Alexander Marr, PricewaterhouseCoopers LLP

Robyn Horrick, PricewaterhouseCoopers LLP

Alan Sussman, Reed Smith LLP

David Mittelman, Reed Smith LLP